UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CONSOL Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-14901	51-0337383
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	CNX Center 1000 CONSOL Energy Drive Canonsburg, Pennsylvania 15317	15317
	(Address of Principal Executive Offices)	(Zip Code)

Stephen W. Johnson Executive Vice President and Chief Legal and Corporate Affairs Officer (724) 485-4000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of CONSOL Energy Inc. (“CONSOL Energy” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products containing “conflict minerals” that are necessary to the functionality or production of such products. These “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives of tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

CONSOL Energy is an integrated energy company operated through two primary divisions, (i) oil and gas exploration and production (E&P) and (ii) coal mining. The E&P division is focused on Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin. The coal division is focused on the extraction and preparation of coal, also in the Appalachian Basin.

CONSOL Energy also owns Fairmont Supply Company (“Fairmont Supply”), a general-line distributor of mining, drilling and industrial supplies in the United States. Fairmont is a reseller of products manufactured by unrelated third parties, many of which are sold under the brand names of its suppliers. Fairmont does not have any factories and neither smelts nor purchases Conflict Minerals.

Among the numerous products that Fairmont Supply sells are:

•	Customer-Specified Hose Products – Fairmont Supply custom cuts off-the-shelf industrial hoses of the type specified by its customer and installs off-the shelf connectors. Both the industrial hoses and the shelf connectors are purchased from third-party suppliers. Fairmont also separately sells the industrial hoses and the connectors, both of which are manufactured by unrelated third parties, to customers.

•	Customer-Specified Automated Valve Actuation Products – Fairmont Supply installs an off-the-shelf valve of the type specified by its customer to an off-the-shelf electronic or pneumatic valve actuator of the type specified by that customer, which permits the valve to be remotely controlled. Fairmont Supply also separately sells the valves and the valve actuators, both of which are manufactured by unrelated third parties, to customers.

The aggregate sales from these products (collectively, the “Fairmont Customer-Specified Products”) are immaterial to CONSOL Energy. Given the breadth of Rule 13p-1, it is possible that Rule 13p-1 applies to the Fairmont Customer-Specified Products.1

[1]	CONSOL Energy reserves the right to contest the applicability of Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 promulgated thereunder to these products.

Having determined that Rule 13p-1 may apply to the Fairmont Customer-Specified Products, CONSOL Energy, through Fairmont Supply, engaged in a good-faith Reasonable Country of Origin Inquiry (“RCOI”) designed to determine whether any Conflict Minerals contained in the Fairmont Customer-Specified Products originated in the Covered Countries, or whether any such Conflict Minerals may be from recycled or scrap sources.

Fairmont Supply has adopted a Conflict Minerals Statement stating that it does not condone the use of Conflict Minerals that fuel human rights violations. This Conflict Minerals Statement is publicly available on Fairmont Supply’s website at https://www.fairmontsupply.com/Attachments/conflictMineralPolicy.pdf. The policy provides that, effective January 1, 2015, each of our suppliers that provide us with products that include, or may include, any Conflict Minerals must certify that such Conflict Minerals: (i) were sourced from mines and smelters outside the Covered Countries: (ii) were sourced from mines and smelters that have been certified by an independent third party as “conflict free”, if sourced from within the Covered Countries; (iii) were outside the supply chain prior to January 31, 2013; or (iv) come from recycled or scrap sources.

Since Fairmont Supply is a distributor of mining, drilling and industrial supplies manufactured by third parties, it does not purchase any Conflict Minerals directly from mines or smelters. Therefore, as further described below, the RCOI primarily consisted of inquiries to Fairmont Supply’s immediate suppliers that any Conflict Minerals contained in the Covered Products either did not originate in Covered Countries, or came from recycled or scrap material.

To begin the RCOI process, Fairmont Supply, through its Purchasing and Materials Management, identified the universe of suppliers that provide Fairmont Supply with industrial hoses, connectors, valves and actuators included in the Fairmont Customer-Specified Products categories indicated above. After identifying vendors that supplied these products, Fairmont Supply issued an initial request for information to each such vendor. This request asked for information on the source and origin of any Conflict Minerals contained in these products. None of the responses received indicated that any such Conflict Minerals originated in the Covered Countries. Fairmont Supply also distributed follow-up questionnaires to suppliers who did not respond to the initial request for information. Fairmont Supply did not receive any representations indicating that these products contained any Conflict Minerals that were purchased during the Reporting Period originated in the Covered Countries.

Fairmont Supply either was unsuccessful in obtaining responses from a small subset of suppliers or received responses that suppliers did not know the origin of Conflict Minerals, relating almost exclusively to valve actuator products. The RCOI process included following up with the non-responsive suppliers multiple times. However, despite persistent and good faith efforts, these additional inquires failed to yield a response from this small subset of suppliers. Although CONSOL Energy and Fairmont Supply have no reason to believe that any Conflict Minerals contained in the Fairmont Customer-Specified Products may have originated in the Covered Countries, CONSOL Energy and Fairmont Supply were unable to definitively determine the origin of these Conflict Minerals, based on the lack of responses noted above or the responses that indicated that the supplier did not know the origin of these Conflict Minerals. Therefore, CONSOL Energy and Fairmont Supply exercised due diligence on the source and chain of custody of the Conflict Minerals used in the Covered Products manufactured, or contracted to manufacture, during the Reporting Period.

The Company describes these due diligence efforts in the Conflicts Minerals Report that is filed as Exhibit 1.02 to this Form SD. A copy of the Conflict Minerals Report is also available at CONSOL Energy’s website at www.consolenergy.com.

CONSOL Energy and Fairmont Supply were unable to clarify, after conducting the RCOI and subsequently exercising the required due diligence, the country of origin for the Conflict Minerals included in the Covered Products.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description
1.02	Conflict Minerals Report of CONSOL Energy Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSOL Energy Inc.

By:	/s/ Stephen W. Johnson
Stephen W. Johnson Executive Vice President and Chief Legal and Corporate Affairs Officer

Dated: May 30, 2014

Exhibit Index

Exhibit Number	Description
1.02	Conflict Minerals Report of CONSOL Energy Inc.